

Orla Mining Reports Third Quarter 2024 Financial Results
Company Striding Towards Record Year of Production and Cash Flow

Vancouver, BC – November 12, 2024 – **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") today announces the results for the third quarter ended September 30, 2024.

(All amounts expressed in U.S. dollars unless otherwise stated)

Third Quarter 2024 Highlights

- Third quarter gold production was 43,788 ounces and gold sold was 38,265 ounces. As a result of the continued outperformance at Camino Rojo, the Company increased its full year gold production guidance to 130,000 to 140,000 ounces. *(pre-released)*.

- Third quarter all-in sustaining cost[1] ("AISC") was $720 per ounce of gold sold, while year to date AISC was $798 per ounce of gold sold. Full year AISC is expected to reach the low end of the improved guidance range of $800 to $900 per ounce of gold sold.

- Net income for the third quarter was $21.1 million or $0.07 per share.

- Adjusted earnings[1] for the third quarter were $19.2 million or $0.06 per share.

- Third quarter operating profit margin[2] of 65%, and net profit margin[3] of 21%.

- Cash flow from operating activities before changes in non-cash working capital during the third quarter was $52.0 million.

- In October, the Company repaid the entirety of the outstanding balance on its revolving credit facility totalling $58.4 million, establishing the Company as debt free with cash on hand of $133.4 million on October 31, 2024. The undrawn credit facility will remain in place and total pro forma liquidity totals $283.4 million at October 31, 2024.

- Exploration and project expenditure[1] was $17.4 million during the quarter, of which $3.7 million was capitalized and $13.7 million was expensed.

- Recent exploration success across the portfolio includes identification of near-deposit expansion opportunities at South Railroad (released), and ongoing drilling that is intersecting mineralization from 0.5 to up to one kilometre beyond the current Camino Rojo Sulphide mineral resource, with new drill results forthcoming.

- As part of South Railroad Project permitting, the Company has completed 15 of 20 Supplemental Environmental Reports (SERs), required by the US Bureau of Land Management (BLM) prior to issuing a Notice of Intent (NOI), expected to be published in early 2025. The Company is targeting a Record of Decision (final permitting decision) by mid-2026.

- As at September 30, 2024, Orla's cash balance was $180.9 million, an increase of $26.6 million over the previous quarter. Net cash[1] at the end of the quarter was $122.5 million.

---

[1] Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this press release.
[2] Defined as revenue minus cost of sales, divided by revenue.
[3] Defined as net income divided by revenue.

News Release

"Our business continues to make strong progress across all areas with highlights during the quarter in operations, development, and exploration. Most notably, Camino Rojo's operations are generating significant cash flow which has allowed us to repay our debt well ahead of schedule and providing the foundation to invest in future growth and discovery."

- Jason Simpson, President and Chief Executive Officer of Orla

Financial and Operations Update

Table 1: Financial and Operating Highlights		Q3 2024	YTD 2024
Operating			
Gold Produced	oz	43,788	110,217
Gold Sold	oz	38,265	105,186
Average Realized Gold Price[1]	$/oz	$2,477	$2,301
Cost of Sales – Operating Cost	$m	$20.5	$57.1
Cash Cost per Ounce[1]	$/oz	$482	$516
All-in Sustaining Cost per Ounce[1]	$/oz	$720	$798
Financial			
Revenue	$m	$99.3	$251.2
Net Income (Loss)	$m	$21.1	$62.9
Adjusted Earnings[1]	$m	$19.2	$59.1
Earnings per Share – basic	$/sh	$0.07	$0.20
Adjusted Earnings per Share – basic[1]	$/sh	$0.06	$0.19
Cash Flow from Operating Activities before Changes in Non-Cash Working Capital	$m	$52.0	$126.9
Free Cash Flow[1]	$m	$45.3	$113.3
Financial Position		**Sept 30, 2024**	**Dec 31, 2023**
Cash and Cash Equivalents	$m	$180.9	$96.6
Net Cash[1]	$m	$122.5	$8.3

[1] Non-GAAP measure. Refer to the "*Non-GAAP Measures*" section of this news release.

Third Quarter 2024 Financial and Operations Summary

The Camino Rojo Oxide Gold Mine produced 43,788 ounces of gold in the third quarter of 2024 at an average ore stacking rate of 18,434 tonnes per day. The average mining rate during the third quarter was 51,982 tonnes per day with a strip ratio of 1.46. The higher strip ratio in the quarter is a result of a mine pit redesign to ensure consistent access to ore to maintain balanced production. The average grade of ore stacked during the third quarter was 0.93 g/t gold, in-line with plan. Gold sold during the third quarter 2024 totaled 38,265 ounces and cash costs and AISC totaled $482 and $720 per ounce of gold sold, respectively.

Sustaining capital during the third quarter of 2024 totaled $4.1 million. This included mainly the construction of phase 2 of the heap leach pad which was completed during the quarter.

During the second half of 2023, we initiated a program to test the impact of reduced crushed size from P80 28mm to P80 23mm. As a result, 2024 production has seen an increase of approximately 5% in the realized gold recovery due to the finer crusher size.

Earlier in 2024, the Company submitted modifications to its MIA permit, (Environmental Impact Statement, in Spanish, Manifesto de Impacto Ambiental, or "MIA"), for the Camino Rojo mine to support pit laybacks. While these modifications were not approved by SEMARNAT, the Company has since completed and re-submitted the permit application on November 11th, addressing SEMARNAT's observations.

Exploration Update

In the third quarter, exploration focused on drilling activities at Camino Rojo in Mexico and the South Carlin Complex (including South Railroad) in Nevada. By the end of the quarter, a total of 40,743 metres had been drilled, with 27,358 metres in Mexico and 13,385 metres in Nevada.

Camino Rojo:

This quarter, near-mine exploration at Camino Rojo focused on the promising Camino Rojo Extension, now referred to as "Zone 22". A 30,000-metre drill program is underway to test and expand the potential of this still-open mineralization beneath existing resources at the Camino Rojo deposit. The Company drilled 8,739 metres and completed 8 holes during the quarter.

In late June, Orla issued a news release highlighting positive drill intersections and metallurgical results from the first half of 2024 at the Camino Rojo Sulphide Extension. These results confirm the presence of flat-lying (mantos) and steep sulphide replacement-style mineralization, along with skarn-type alteration, extending at least 500 meters down plunge from the existing resource.

Drilling is continuing to target deeper extensions, from 0.5 to 1 kilometre down plunge. Chalcopyrite-bearing intercepts indicate a newly identified copper-rich phase of mineralization, with ongoing drilling further defining down-plunge extensions of both the copper-gold and gold-silver-zinc trends. An update on recent Zone 22 exploration progress is planned for the fourth quarter. Regional exploration began in the second quarter, with drilling underway at three targets and assays pending.

South Railroad (South Carlin Complex) Exploration and Permitting Update:

On October 31, 2024, the Company released an update on exploration and permitting activities at the South Railroad Project.

Recent drilling has intersected significant gold mineralization, demonstrating strong potential to expand oxide gold beyond projected open-pit boundaries, potentially extending mine life at the Pinion and Dark Star deposits. Higher-grade sulphide gold mineralization is also being encountered. Exploration drilling will continue through the season, with follow-up drilling at Pinion and Dark Star, as well as exploration from Jasperoid Wash to the Pony Creek project area in the southern part of the property.

With the acquisition and integration of the Pony Creek property, the expanded land package is now referred to as the South Carlin Complex. This complex, which includes the Company's South Railroad

Project, spans a 30-kilometer strike length and covers approximately 25,000 hectares along the Carlin Trend.

Permitting and development efforts are advancing, with construction targeted to begin in 2026 and first gold production anticipated in 2027.

2024 Guidance Tracking – Q3 Update

		Original 2024 Guidance	Updated 2024 Guidance	YTD Q3 2024
Gold Production	**Oz**	110,000 - 120,000	130,000 - 140,0000	110,217
Total Cash Cost (net of by-product)[1]	**$/oz au sold**	$625 - $725	$550 - $650	$516
AISC[1]	**$/oz au sold**	$875 - $975	$800 - $900	798
Capital Expenditures	**$m**	**$31.0**	*No change*	**$24.2**
Sustaining capital expenditures	$m	$18.0		$14.0
Non-sustaining capital expenditures	$m	$13.0		$10.2
Exploration Expenses & Project Development (expensed)	**$m**	**$31.0**	**$34.0**	**$25.0**

1. Total Cash Cost and AISC are non-GAAP measures. See the "Non-GAAP Measures" section of this news release for additional information.
2. Exchange rates used to forecast cost metrics include MXN/USD of 18.0 and CAD/USD of 1.33. A +/-1.0 change to the MXN/USD exchange rate would have an impact of +/-$10/oz on AISC.

Financial Statements

Orla's unaudited financial statements and management's discussion and analysis for the quarter ended September 30, 2024, are available on the Company's website at www.orlamining.com, and under the Company's profiles on SEDAR+ and EDGAR.

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are the Qualified Persons as defined under NI 43-101 - *Standards of Disclosure for Mineral Projects*.



News Release

Third Quarter 2024 Conference Call

Orla will host a conference call on Wednesday November 13, 2024, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the third quarter 2024:

Dial-In Numbers / Webcast:

USA / International Toll: +1 (646) 307-1963
USA Toll-Free: +1 (800) 715-9871
Canada – Toronto: +1 (647) 932-3411
Canada – Toll-Free: +1 (800) 715-9871
Conference ID: 8182356
Webcast: https://orlamining.com/investors/presentations-and-events/

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project. The project is located on the Company's 25,000-hectare South Carlin Complex, in Nevada, which contains several mineral resources and exploration targets. Orla also owns 100% of Cerro Quema located in Panama which includes a pre-feasibility-stage, open-pit, heap leach gold project and a copper-gold sulphide resource. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS"")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP"). In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

Average Realized Gold Price

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

AVERAGE REALIZED GOLD PRICE	Q3 2024	Q3 2023	YTD Q3 2024	YTD Q3 2023
Revenue	$ 99,307	$ 60,294	$ 251,155	$ 170,697
Silver sales	(4,516)	(623)	(9,082)	(1,522)
Gold sales	94,791	59,671	242,073	169,175
Ounces of gold sold	38,265	31,061	105,186	87,693
AVERAGE REALIZED GOLD PRICE	$ 2,477	$ 1,921	$ 2,301	$ 1,929

Net Cash

Net cash is calculated as cash and cash equivalents and short-term investments less total debt adjusted for unamortized deferred financing charges at the end of the reporting period. This measure is used by management to measure the Company's debt leverage. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net debt is useful to evaluate the Company's leverage and is also a key metric in determining the cost of debt.

NET CASH	Sep 30, 2024	Dec 31, 2023
Cash and cash equivalents	$ 180,898	$ 96,632
Less: Long term debt	(58,350)	(88,350)
NET CASH	$ 122,548	$ 8,282

Adjusted Earnings and Adjusted Earnings per share

Adjusted earnings excludes deferred taxes, unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company. The Company believes these measures are useful to market participants because they are important indicators of the strength of operations and the performance of the core business. With the addition of performance share units ("PSUs") at the end of Q1 2023, the Company expects greater volatility in share-based payments expense going forward. Accordingly, the effect of these PSUs in the calculation of adjusted earnings was excluded.

ADJUSTED EARNINGS		Q3 2024		Q3 2023		YTD Q3 2024		YTD Q3 2023
Net income for the period	$	21,144	$	5,370	$	62,894	$	31,432
Related to the previous year		—		517		—		517
Unrealized foreign exchange		(2,074)		(1,437)		(4,505)		(2,143)
Loss on extinguishment of credit facility		—		1,547		—		1,547
Accretion of deferred revenue		122		553		366		553
Share based compensation related to PSUs		42		51		333		143
ADJUSTED EARNINGS	$	19,234	$	6,601	$	59,088	$	32,049
Millions of shares outstanding – basic		320.3		313.8		317.8		310.5
Adjusted earnings per share – basic	$	0.06	$	0.02	$	0.19	$	0.10

Companies may choose to expense or capitalize their exploration expenditures. The Company expenses exploration costs based on its accounting policy. To assist the reader in comparing against those companies which capitalize their exploration costs, please note that included within Orla's net income (loss) for each period are exploration costs which were expensed, as follows:

		Q3 2024		Q3 2023		YTD Q3 2024		YTD Q3 2023
Exploration & evaluation expense	$	13,653	$	11,233	$	25,046	$	25,300

Free Cash Flow

The Company believes market participants use Free Cash Flow to evaluate the Company's operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS. Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities, excluding certain unusual transactions.

FREE CASH FLOW		Q3 2024		Q3 2023		YTD Q3 2024		YTD Q3 2023
Cash flow from operating activities	$	52,699	$	25,019	$	129,818	$	43,393
Cash flow from investing activities		(7,387)		(6,230)		(16,517)		(11,666)
FREE CASH FLOW	$	45,312	$	18,789	$	113,301	$	31,727
Millions of shares outstanding – basic		320.3		313.8		317.8		310.5
Free cash flow per share – basic	$	0.14	$	0.06	$	0.36	$	0.10

Cash Costs and All-In Sustaining Costs

The Company calculates cash cost per ounce by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. Management believes that this measure is useful to market participants in assessing operating performance.

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.

CASH COST		Q3 2024		Q3 2023		YTD Q3 2024		YTD Q3 2023
Cost of sales – operating costs	$	20,509	$	16,039	$	57,142	$	41,289
Related to the previous year		—		(517)		—		(517)
Royalties		2,466		1,479		6,232		4,233
Silver sales		(4,516)		(623)		(9,082)		(1,522)
CASH COST	$	18,459	$	16,378	$	54,292	$	43,483
Ounces sold		38,265		31,061		105,186		87,693
Cash cost per ounce sold		482		527		516		496

ALL-IN SUSTAINING COST		Q3 2024		Q3 2023		YTD Q3 2024		YTD Q3 2023
Cash cost, as above	$	18,459	$	16,378	$	54,292	$	43,483
General and administrative expenses		4,018		3,123		11,765		9,495
Share based payments		591		534		2,637		2,260
Accretion of site closure provisions		121		137		364		394
Amortization of site closure provisions		139		128		392		388
Sustaining capital		4,059		1,757		13,428		4,345
Sustaining capitalized exploration expenses		1		780		542		1,476
Lease payments		164		247		538		606
ALL-IN SUSTAINING COST	$	27,552	$	23,084	$	83,958	$	62,447
Ounces sold		38,265		31,061		105,186		87,693
All-in sustaining cost per ounce sold		720		743		798		712

Exploration and Project Development Costs

Exploration and project development costs are calculated as the sum of these costs, some of which have been expensed and some of which have been capitalized. The Company believes this measure provides a more fulsome understanding to readers of the level of expenditures incurred on such activities during the period.

EXPLORATION AND PROJECT DEVELOPMENT COSTS		Q3 2024		Q3 2023		YTD Q3 2024		YTD Q3 2023
Exploration and evaluation expense	$	13,653	$	11,233	$	25,046	$	25,300
Expenditures on mineral properties capitalized		3,710		4,560		10,689		9,433
EXPLORATION AND PROJECT DEVELOPMENT	$	17,363	$	15,793	$	35,735	$	34,733

News Release

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company's production and cost outlook, including expected production, AISC, processing throughputs, operating costs, sustaining and non-sustaining capital expenditures, exploration and development expenditures, and general corporate and administrative expenses; the Company's exploration program, including timing, expenditures, and the goals and results thereof; the timing of construction and production at South Railroad; and mineral resource estimates. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; risks related to the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; risks related to the Company's indebtedness; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.